UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

07.31.2012

Results January–June 2012

BBVA increases operating income 9.8% to €6.13 billion

☐	Rising revenues: net interest income is up 14.9% to €7.34 billion and gross income rose 9.4% to €11.41 billion

☐	Profit generation: net attributable profit came to €1.51 billion (down 35.4%) after the completion of about one-third of the provisions identified in the requirements of the new Spanish regulation

☐	Strong capital position: at the end of June organically-generated capital boosted the core capital ratio to 9.2% (based on EBA criteria), which is above the recommended level. Under the current applicable Basel rules the ratio stands at 10.8%

☐	Risks are stable: the NPA ratio continues stable at 4%, and remains contained for the 10th consecutive quarter

BBVA earned €1.51 billion in the first half of 2012, down 35.4% due largely to the impact of the Spanish financial reform, which affects mainly real estate assets and portfolios. As of June 2012 and in accordance with international accounting criteria, BBVA had set aside €1.43 billion of the provisions related to real estate and included in the new legislation. Without these provisions net attributable profit for the half-year was €2.37 billion, down 5.1%

BBVA president & COO Ángel Cano said, “Despite the complex environment and some extraordinary regulatory requirements, BBVA’s revenues continue to grow in robust manner, generating profit.”

Net interest income continued its upward trend in the first half, rising 14.9% year-over-year to €7.34 billion. The origins of this typical banking revenue reflect the balanced diversification between emerging markets (56% of the Group’s net interest income) and developed markets (44%).

Furthermore all income of a recurring nature (gross income less net trading income and dividend income) rose for the sixth consecutive quarter. This confirms the success of the

07.31.2012

Group’s business model, which is focused on customers and adequately diversified by geographic region, customers and products. In the second quarter gross recurring income rose 13.6% year-over-year to €5.19 billion. Gross income for the first half came to €11.41 billion (up 9.4%) and it grew faster than costs. This led to an improvement in efficiency (the cost-to-income ratio now stands at 46.2%).

Recurring operating income –excluding NTI and dividends– also rose in the second quarter, up 19.7% to €2.5 billion. For the first six months of 2012 operating income was up 9.8% to €6.13 billion.

The strong revenues allowed BBVA to increase provisioning. Operating income in the second quarter was 1.4 times loan-loss and developer-related provisions. Excluding the recent legislation (RDL 2/2012 and RDL 18/2012), the figure would be 2.5 times. BBVA has already set aside €1.43 billion for provisions included in the financial reform and this is nearly one-third of the total (€4.64 billion).

For the 10th consecutive quarter BBVA’s risk level remained significantly stable, unlike that of the combined Spanish financial sector. The non-performing asset ratio was steady at 4% whereas the coverage ratio improved to 66% due to higher provisions.

The core capital ratio, calculated according to current Basel rules as of June 30th, was 10.8%. In addition BBVA had already met the European Banking Authority’s recommendations in March

07.31.2012

and in June it lifted its core capital ratio (determined in accordance with this authority’s criteria) to 9.2%. Moreover it has no need of additional capital even in the most adverse scenario considered by Oliver Wyman and Roland Berger in their independent assessment.

With its 2012 and 2013 debt redemptions already covered and ample collateral available to absorb liquidity shocks in the market, BBVA enjoys a robust position of liquidity.

In terms of activity, gross loans to Group customers rose 3.8% year-over-year to €369 billion thanks to buoyant business in emerging economies. Total customer funds are up 1.2% to €428.4 billion. Retail deposits including promissory notes rose 3.2% during the quarter and 9.2% year-over-year.

In Spain, BBVA offset weak banking business and the adverse market environment with adequate price management. Net interest income increased 4% to €2.3 billion in the first half. Costs fell 2.8% and recurring operating income (excluding NTI and dividends) rose 4.6% to €1.86 billion in the same period. The non-performing asset ratio stands at 5.1% and the coverage ratio is higher, at 50%. Net attributable profit was negative (- €221 million) due to the above-mentioned provisions related to the Spanish financial reform. Without these provisions, net attributable profit was €567 million.

In Eurasia, contributions from Garanti Bank (Turkey) and CNCB (China Citic Bank) boosted net attributable profit to €576 million, up 28.9% compared to the first half a year earlier. This business area reported growing and balanced earnings: gross income was up 31% in Asia, 40% in Turkey and 29% in the rest of Europe.

Mexico’s income statement improved thanks to buoyant activity. Lending was up 10.7% and customer funds increased 8.8%. Last year BBVA Bancomer added two million new customers. The leader in the Mexican market set another quarterly record for income. As a result, net attributable profit came to €865 million in the first half, up 2.4% in constant euros.

In similar fashion South America earned €703 million in the year to June (up 24.8% in constant euros) thanks to vigorous activity (lending and customer funds jumped 23.7%) and to revenues. Net interest income rose 28% year-over-year to €1.98 billion. Gross income posted a new quarterly record to an accumulated total of €2.78 billion in the first half (up 21.9%). The region showed improvement in efficiency and the best risk indicators in the BBVA Group.

The U.S. contributed €245 million (an increase of 24.2% in constant euros) to the results of the Group. BBVA Compass consolidated its upward trend in lending, which rose 11.2% compared to the same period a year earlier. This area benefited from the buoyant retail activity, which helped to soften the impact of growing regulation in the country. Risk management improved: the non-performing asset ratio dropped to 2.8% and the coverage ratio increased to 82%. Furthermore provisioning continued to decline (down 74.7% in constant euros), contributing to the area’s improved net profit.

07.31.2012

Despite a very complex period BBVA’s wholesale banking business displayed great resilience. Corporate & Investment Banking was helped by the diversification of its revenues in terms of regions and products, and by a business model that is based on high quality, low risk and efficiency, and is centered on customers. Net attributable profit was €553 million, down 14.2% at constant exchange rates.

As part of its Corporate Responsibility activities, BBVA selected this year 10 social entrepreneurship projects that took part in the second edition of Momentum Project. This initiative provides training, advice and support to social-oriented companies already underway or with needs to strengthen their activities. Also, the BBVA Microfinance Foundation offers microloans to entrepreneurs in Latin America. As of today the Foundation has provided more than €770 million in financing to close to one million people. President & COO Ángel Cano said, “We encourage social entrepreneurship because we see it as a tool to promote economic development and it embodies our vision: to work for a better future for people.”

Contact details:

Corporate Communications

Tel. (+34) 91 537 53 48

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

07.31.2012

BBVA Group Highlights

(Consolidated figures)

	30-06-12	Δ%	30-06-11	31-12-11
Balance sheet (million euros)
Total assets	622,359	9.4	568,705	597,688
Customer lending (gross)	368,986	3.8	355,526	361,310
Deposits from customers	274,285	(1.5)	278,496	282,173
Other customer funds	154,098	6.3	144,930	144,291
Total customer funds	428,383	1.2	423,426	426,464
Total equity	43,050	14.4	37,643	40,058
Income statement (million euros)
Net interest income	7,340	14.9	6,389	13,160
Gross income	11,407	9.4	10,425	20,566
Operating income	6,134	9.8	5,587	10,615
Income before tax	2,104	(33.1)	3,143	3,770
Net attributable profit	1,510	(35.4)	2,339	3,004
Net attributable profit adjusted (1)	2,374	(5.1)	2,501	4,505
Data per share and share performance ratios
Share price (euros)	5.63	(30.4)	8.09	6.68
Market capitalization (million euros)	30,296	(17.7)	36,822	32,753
Net attributable profit per share (euros)	0.29	(39.6)	0.48	0.62
Net attributable profit per share adjusted (euros) (1)	0.45	(12.5)	0.52	0.93
Book value per share (euros)	8.00	(5.9)	8.50	8.35
P/BV (Price/book value; times)	0.7	(32.6)	1.0	0.8
Significant Ratios (%)
ROE (Net attributable profit/Average equity)	7.4		12.9	8.0
ROE adjusted (1)	11.6		13.8	11.9
ROTE (Net attributable profit/Average tangible equity)	9.3		17.4	10.7
ROTE adjusted (1)	14.6		18.6	16.0
ROA (Net income/Average total assets)	0.61		0.93	0.61
ROA adjusted (1)	0.90		0.99	0.88
RORWA (Net income/Average risk-weighted assets)	1.11		1.65	1.08
RORWA adjusted (1)	1.63		1.75	1.55
Efficiency ratio	46.2		46.4	48.4
Risk premium	1.80		1.14	1.20
NPA ratio	4.0		4.0	4.0
NPA coverage ratio	66		61	61
Capital adequacy ratios (%)
Core capital	10.8		9.0	10.3
Tier I	10.8		9.8	10.3
BIS Ratio	12.9		12.8	12.9
Other information
Number of shares (millions)	5,382	18.2	4,552	4,903
Number of shareholders	1,044,129	10.3	946,306	987,277
Number of employees (2)	112,605	2.7	109,655	110,645
Number of branches (2)	7,485	0.8	7,427	7,457
Number of ATMs (2)	19,359	8.4	17,857	18,794

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1)	In 2011, during the fourth quarter, US goodwill impairment charge in 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain.
(2)	Excluding Garanti.

07.31.2012

Consolidated income statement: quarterly evolution

(Million euros)

	2012		2011
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,744	3,597	3,485	3,286	3,215	3,175
Net fees and commissions	1,215	1,216	1,136	1,143	1,167	1,114
Net trading income	462	367	416	(25)	336	752
Dividend income	311	27	230	50	259	23
Income by the equity method	178	193	207	150	123	121
Other operating income and expenses	51	47	42	22	62	79
Gross income	5,960	5,447	5,515	4,627	5,162	5,263
Operating costs	(2,688)	(2,585)	(2,652)	(2,461)	(2,479)	(2,359)
Personnel expenses	(1,429)	(1,379)	(1,404)	(1,325)	(1,306)	(1,276)
General and administrative expenses	(1,021)	(974)	(1,021)	(920)	(964)	(887)
Depreciation and amortization	(238)	(232)	(227)	(216)	(208)	(196)
Operating income	3,272	2,862	2,863	2,166	2,683	2,904
Impairment on financial assets (net)	(2,182)	(1,085)	(1,337)	(904)	(962)	(1,023)
Provisions (net)	(99)	(131)	(182)	(94)	(83)	(150)
Other gains (losses)	(311)	(222)	(1,718)	(166)	(154)	(71)
Income before tax	680	1,423	(375)	1,002	1,484	1,659
Income tax	(21)	(250)	368	(95)	(189)	(369)
Net income	659	1,173	(7)	907	1,295	1,290
Non-controlling interests	(154)	(168)	(132)	(103)	(106)	(141)
Net attributable profit	505	1,005	(139)	804	1,189	1,150
Adjusted (1)	(742)	(122)	(1,166)	(173)	(82)	(80)
Net attributable profit (adjusted) (1)	1,247	1,127	1,026	978	1,271	1,229
Basic earnings per share (euros)	0.10	0.19	(0.03)	0.16	0.24	0.24
Basic earnings per share adjusted (euros) (1)	0.23	0.22	0.21	0.20	0.26	0.25

(1)	In 2011, during the fourth quarter, US goodwill impairment charge in 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain.

07.31.2012

Consolidated income statement

(Million euros)

	1H12	Δ%	Δ% at constant exchange rates	1H11	Δ%	Δ% at constant exchange rates	2H11
Net interest income	7,340	14.9	12.9	6,389	8.4	4.5	6,771
Net fees and commissions	2,431	6.6	4.6	2,281	6.6	3.0	2,280
Net trading income	829	(23.8)	(25.1)	1,088	112.3	100.2	391
Dividend income	338	19.6	19.2	282	20.6	20.2	280
Income by the equity method	371	52.3	52.3	243	3.9	3.8	357
Other operating income and expenses	98	(30.3)	(18.3)	141	54.8	87.3	64
Gross income	11,407	9.4	7.8	10,425	12.5	8.8	10,141
Operating costs	(5,273)	9.0	7.1	(4,838)	3.1	0.0	(5,113)
Personnel expenses	(2.808)	8.7	6.7	(2,582)	2.9	0.1	(2,729)
General and administrative expenses	(1,995)	7.8	6.1	(1,851)	2.8	(0.6)	(1,941)
Depreciation and amortization	(470)	16.2	13.4	(404)	6.1	2.8	(443)
Operating income	6,134	9.8	8.5	5,587	22.0	17.6	5,028
Impairment on financial assets (net)	(3.267)	64.6	63.4	(1,986)	45.8	42.5	(2,241)
Provisions (net)	(230)	(1.8)	(3.0)	(234)	(16.8)	(18.6)	(276)
Other gains (losses)	(533)	137.1	137.5	(225)	(71.7)	(73.2)	(1,884)
Income before tax	2,104	(33.1)	(34.2)	3,143	235.7	225.3	627
Income tax	(271)	(51.3)	(52.2)	(558)	(199.4)	(198.6)	273
Net income	1,832	(29.1)	(30.3)	2,585	103.6	98.7	900
Non-controlling interests	(322)	30.7	21.2	(247)	37.2	28.1	(235)
Net attributable profit	1,510	(35.4)	(36.1)	2,339	127.1	125.2	665
Adjusted (1)	(864)	—	—	(162)	—	—	(1,339)
Net attributable profit (adjusted) (1)	2,374	(5.1)	(5.9)	2,501	18.5	13.9	2,004
Basic earnings per share (euros)	0.29			0.48			0.14
Basic earnings per share adjusted (euros) (1)	0.45			0.52			0.42

(1)	In 2011, during the fourth quarter, US goodwill impairment charge in 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain.

07.31.2012

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. BBVA ranks among the leading Euro zone banks in terms of ROE and efficiency. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2012	By:	/s/ Eduardo Ávila Zargoza
	Name:	Eduardo Ávila Zargoza
	Title:	Chief Accounting Officer